UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Notice of Relevant Information — Offer for the acquisition of the capital stock of Micro Lending S.A.

Buenos Aires, April 6, 2018

Messrs.

Securities and Exchange Commission

Present

RE: NOTICE OF RELEVANT INFORMATION – Offer for the acquisition of the capital stock of Micro Lending S.A.

To whom it may concern,

It is reported that on the date hereof the Board of Directors of Grupo Supervielle S.A. approved to issue an offer for the acquisition of 4,000,000 ordinary, nominative, non-endorsable shares of AR$ 1 par value and entitled to one vote per share, representing 100% of the share capital of Micro Lending S.A. (MILA) for a total price of US$ 20,000,000 subject to price adjustment. Specialized in car financing, particularly for used cars, MILA is estimated to rank 4th in the Argentine new and used car loan market, holding a total market share of approximately 6%, or 10% when considering the used car market on a stand-alone basis.

Patricio Supervielle, Grupo Supervielle’s Chairman and CEO, noted: “We believe the acquisition of MILA will allow us to complement our product offering and play a relevant role in the attractive new and used car loan market, a key strategic segment. Through its 32 branches across the country and over 5,000 related agencies, MILA is well-positioned to continue capturing the attractive growth potential we see in this market, particularly in used car financing. Approximately two million used cars are expected to be sold in 2018, doubling the expected annual new car sales, and around 8% of used cars are sold with financing. The transaction will also provide MILA with access to funding to accelerate its growth strategy and leverage its current platform, while creating cross-selling opportunities across our Company and is expected to generate tax and operating synergies as from the integration.”

MILA’s loan portfolio, including its securitized and sold portfolio, totaled approximately AR$ 900,000,000 as of December 31, 2017 and about 19,000 car loans with an average term of approximately 30 months. MILA also manages more than 15,000 automobile insurance policies that generate monthly revenues. As of December 31, 2017, MILA had 90 employees. In its 12 years of operations, MILA originated more than 77,000 car loans totaling US$ 430,000,000 in origination.

The acquisition is expected to close in 2Q18 and remains subject to certain customary conditions precedent.

Yours sincerely.

_______________________

Alejandra Naughton

Head of Markets Relations

Grupo Supervielle S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date:April 9, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer